FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated June 27, 2003 (Quebecor Media Inc.).

For immediate release

ROBERT DÉPATIE NAMED PRESIDENT OF VIDÉOTRON

Montréal, Québec, June 27, 2003 – Mr. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. and Quebecor Media Inc., announced today the appointment of Mr. Robert Dépatie to the position of President and Chief Executive Officer of Vidéotron ltée. Mr. Dépatie has been with Vidéotron ltée since December 2001 as Senior Vice President, Sales, Marketing and Customer Service. He was also responsible for Canal Vox. Before joining the Company, he was head of commercial activities with a major multinational food company. Mr. Dépatie takes up his new duties immediately.

“Robert Dépatie possesses the talents Vidéotron needs to succeed in the new competitive environment,” commented Mr. Péladeau. “Our customers need to know that our product is the best on the market, our prices are highly competitive and our service is constantly improving. Robert Dépatie has the expertise to get this message across and we are confident that under his leadership the Company will prevail on the competitive battlefield.”

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Telecom Ltd.).

Vidéotron Ltée, a wholly-owned subsidiary of Quebecor Média inc., is an integrated communications company active in cable television, interactive multimedia development and Internet access services. Vidéotron Ltée is a leader in new technologies, thanks to illico, its interactive television system and its high-bandwidth network allowing it to offer, among other services, high-speed cable Internet access, analog and digital TV services. In Quebec, Vidéotron serves 1,433,000 million cable customers; more than 195,000 also subscribe to interactive TV on its digital service illico. Vidéotron is also the leader in high-speed cable Internet access throughout Quebec, with more than 372,189 Internet customers by cable modem and dial-up modem.

Information:

Sylvie Cordeau
Vice President, Communications
Quebecor Media Inc.
Telephone: (514) 380-1976
Portable: (514) 814-5756

Jean-Paul Galarneau
General Manager, Communications
Vidéotron ltée
Telephone: (514) 380-7383
Portable: (514) 824-0001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay
—————————————————
By: Claudine Tremblay
       Director, Corporate Services and
       Assistant Corporate Secretary

Date: July 2, 2003